UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
 Specialized Disclosure Report

Energizer Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

Missouri	1-36837	36-4802442
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

533 Maryville University Drive
St. Louis, Missouri 63141
(Address of Principal Executive Offices, and Zip Code)

Timothy W. Gorman
Executive Vice President, Chief Financial Officer

(314) 985-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
_X___ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

This Form SD of Energizer Holdings, Inc. (the “Registrant”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period January 1, 2019 to December 31, 2019.

A copy of the Registrant’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and incorporated by reference herein and is publicly available at https://www.energizerholdings.com/company/partners-suppliers/overview. The website and information accessible through it are not incorporated into this document.

Item 1.02 - Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report of Energizer Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGIZER HOLDINGS, INC.

By: /s/ Timothy W. Gorman
Timothy W. Gorman
Executive Vice President and Chief Financial Officer

Dated: May 29, 2020